UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of October 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated October 1, 2015 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:October 1, 2015

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report for September 2015

Mumbai, October 1, 2015: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for September 2015

Category	Vehicle Model	Production		Domestic Sales		Exports
		SEPT 2014	SEPT 2015	SEPT 2014	SEPT 2015	SEPT 2014	SEPT 2015
Micro	NANO	1780	2796	1703	2415	64	383
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT	9157	6862	7953	7811	120	83
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	98	0	109	0	104	15
UV1	SUMO	1608	709	1186	720	52	4
UV2	SAFARI, SUMO GRANDE, MOVUS	1049	680	759	783	32	1
UV3	ARIA, XENON	205	0	159	3	25	0
V1	VENTURE	47	65	61	42	0	0
V2	ACE MAGIC, MAGIC IRIS	1803	1868	2510	1714	36	10
N1- A1	ACE, ACE EX, ACE Zip	11684	7182	11358	6178	1462	1053
N1- A2	Super ACE, TATA207, XENON, Winger DV	3003	3663	2043	2301	1097	1058
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	246	262	148	180	8	3
M2- A2	Winger 14 seats, SFC407, CityRide	170	221	156	176	43	15
N2- A1	SFC407, LPT407	955	1146	1446	1504	229	85
N2- A2	SFC709, LPT709	859	949	297	316	286	237
N2- A3	LPT9109	533	624	293	488	74	149
N2- A4	LPT1109	249	417	983	1100	156	114
M3- A2	LP709, SFC410, LP410	670	919	581	755	232	146
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	284	676	421	486	35	65
M3- C2	LPO1512, LPO1612, Starbus, Divo	784	1045	504	909	392	251
N3- A1	LPT1613, LPK1616, SK1613	3119	4263	1504	2367	344	370
N3- B1(a)	LPT2518, LPK2518	2920	4002	2904	3981	200	248
N3- B1(b)	LPT3118	2179	4291	2460	4039	75	0
N3- B2(b)	LPS3518. LPS3015, LPS3516	377	467	280	687	0	46
N3-B2(d)	LPS4018, LPS4023	658	1482	1022	1741	47	58
N3- B2(e)	LPS4928	133	128	33	117	133	8

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	309	69	215	247	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.